02017186

PE 2-28-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

MAR 05 2002

For the month of February, 2002

Derek Resources Corporation
(Translation of Registrant's Name into English)

Suite 1730-355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________

CDNX – DRS
OTC BB - DRKRF

February 7, 2002 **Form 20-F File No.: 0-30072**

SURFACE DISCHARGE PERMIT GRANTED

(Vancouver, B.C., February 7, 2002) – Derek Resources Corporation reports that a surface release permit for the discharge of produced water has been granted by the State of Wyoming for the LAK Ranch SAGD operation. The signed permit was received February 6, 2002, but is effective as of February 1, 2002. The permit authorizes the company to release treated water at surface. This will allow operations at the project to be re-started. The company will carry out several on-site procedures during the month of February in preparation for start-up.

During the past several weeks since shutdown occurred, the company has been working on various corporate matters. The company is currently in discussions with several potential working interest partners and financiers. The company wishes to secure its financial position so that future steaming operations may proceed without interruption. The company has also undertaken several cost saving measures at the plant site in order to lower costs and optimize operations. The company hopes to complete these activities and commence steaming operations in early March 2002.

DEREK RESOURCES CORPORATION

"Barry Ehrl" "Frank Hallam"

Barry C.J. Ehrl, Director Frank Hallam, Director

For further information please contact Peter Hall
at Investor Relations 1-888-756-0066 or (604) 331-1757
www.derekresources.com
Corporate e-mail: info@derekresources.com
Investor Relations e-mail: invest@derekresources.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEREK RESOURCES CORPORATION

By: Frank Hallam
Frank Hallam
Chief Financial Officer & Director

Date: February 28, 2002